

thedavidmovieofficial



thedavidmovieofficial We beli...
Sarah are great examples of pe...
And that's why they are our no...
Award.

Casey and Sarah Prince are An...
serving in Cape Town, South A...
children, have founded the Ubu...

THE MANDATE OF UBUNTU F...
Mentor and educate the next g...
society-changers and footballe...

Since 2009 they have been act...
people who are neglected by s...
opportunity to develop physica...

We want to celebrate people w...
face of extraordinary odds and...

If you have in your life or comm...
attributes such as fearlessness...
bravery, honor... don't hesitate...

Find someone in your life or co...
and submit your nominees for ...

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   Liked by **basil.nevaeh** and **318 oth**...

OCTOBER 15

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#AwardNomination

 **thedavidmovieofficial**

 **thedavidmovieofficial** David is
and courage as he faced the gi

But David was much more than
than his prosperous reign... wit
window into God's heart and w
its colors, shapes, and sounds.

Go to the link in Bio and find ou

Artists:
Daniel Clarke
@danielclarkeart

Mike Sparber
@m.sparber.art

5w

 **joyjitterz** This concept art 🔥
5w   2 likes   Reply

 **sensimook** This is amazing 😮
👏
5w   2 likes   Reply

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 Liked by **timkeller** and **1,103 othe**

OCTOBER 11

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thedavidmovieofficial



thedavidmovieofficial It's our
don't want to miss it.

This is 20 years in the making...

Join us to discover how David i
stories for everyone.

Go to https://fb.me/e/1cdl9GS8

5w



biga_egorov 👏👏👏👏👏

4w   Reply



biga_egorov Hallelujah! Blesse

4w   Reply



bendermerch This concept art
traditionally animated or cgi?

4w   Reply

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 Liked by **timkeller** and **536 others**

OCTOBER 12

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AwardNomination

thedavidmovieofficial

thedavidmovieofficial Sometir
what's good... but good exists

Find someone in your life or co
and submit your nominees for t

Here's how...

1) Create a post on Facebook c

2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOf

3) Tag the person you want to
Include a short description/vide
this award and use the #DavidA

Check out our social media to s

Stay tuned for our surprise hos
announced on November 30th!

Artists:
Background
Daniel Clarke
@danielclarkeart

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Liked by **angelstudios_inc** and **58**

OCTOBER 12



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thedavidmovieofficial



thedavidmovieofficial "... I hav
man after mine own heart, whic
13:22

Learn more about David at ang

Artist: Valentina Phillips
@veelocityart

4w



sushicatgo Idk WHAT this is b
more and I am excited🗣️‼️

4w   13 likes   Reply

—— View replies (1)



pabloalvarezjr When is it relea

4w   2 likes   Reply

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biancaburditt I've been prayin
like this. This is AMAZING! Goo

3w   3 likes   Reply

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 Liked by **timkeller** and **2,879 othe**

OCTOBER 13

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 **thedavidmovieofficial**
Original Audio

 **thedavidmovieofficial** Join us in celebrating the good pe
your life and submit your nominees for the "David Award"

Here's how...

1) Create a post on Facebook or Instagram

2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial

3) Tag the person you want to nominee as your "David"
Include a short description/video explaining why they des
this award and use the #DavidAwardNomination

Check out our social media to see submissions!!

Stay tuned for our surprise host for The David Awards... W
announced on November 30th!!

4w

 **sushicatgo** I already want to make fanart
4w   21 likes   Reply

—— View replies (3)

 **light_of_the_world.xx** I'd like to be to participate in some

  

 Liked by **basil.nevaeh** and **1,617 others**

OCTOBER 13

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thedavidmovieofficial



thedavidmovieofficial Meet Yo

David is a humble shepherd ten
outskirts of Bethlehem. Howeve
extraordinary heart of a warrior
a King.

His keen eye spots potential in
calls out the best in people.

Find out more at angel.com/dav

4w



the_marvel_chosen_fan Oh m

4w   6 likes   Reply



light_of_the_world.xx Wow th

4w   2 likes   Reply



kylie._.0292 He looks so prett

4w   2 likes   Reply

— View replies (1)

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 Liked by **basil.nevaeh** and **2,360**

OCTOBER 14

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YOUNG
DAVID